EXHIBIT 99.3
CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED
JUNE 30, 2010

AGRIUM INC.
Consolidated Statements of Operations
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2010	2009	2010	2009

Sales	4,431	4,140	6,279	5,935
Direct freight	64	50	114	92

Net sales	4,367	4,090	6,165	5,843
Cost of product sold	3,304	3,200	4,741	4,680

Gross profit	1,063	890	1,424	1,163
Expenses
Selling	319	281	530	485
General and administrative	55	56	103	100
Depreciation and amortization	30	29	62	60
Potash profit and capital tax	1	7	4	(16)
Earnings from equity investees (note 6)	(2)	(11)	(11)	(17)
Other (income) expenses (note 3)	(72)	(15)	24	64

Earnings before interest, income taxes and non-controlling interests	732	543	712	487
Interest on long-term debt	22	21	45	46
Other interest	4	6	8	12

Earnings before income taxes and non-controlling interests	706	516	659	429
Income taxes	200	146	159	119
Non-controlling interests	—	—	1	—

Net earnings	506	370	499	310

Earnings per share (note 4)
Basic	3.21	2.36	3.17	1.98
Diluted	3.20	2.35	3.16	1.97

See accompanying notes.

AGRIUM INC.
Consolidated Statements of Cash Flows
(Millions of U.S. dollars)
(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2010	2009	2010	2009

Operating
Net earnings	506	370	499	310
Items not affecting cash
Depreciation and amortization	97	59	165	114
Earnings from equity investees	(2)	(11)	(11)	(17)
Stock-based compensation	(57)	4	(24)	14
Unrealized (gain) loss on derivative financial instruments	(29)	(50)	32	(22)
Acquisition costs (note 2)	—	—	45	—
Gain on disposal of marketable securities (note 2)	—	—	(52)	—
Unrealized foreign exchange (gain) loss	(5)	(3)	1	79
Future income taxes	22	(182)	(5)	(176)
Non-controlling interests	—	—	1	—
Other	9	50	13	40
Dividends from equity investees	14	—	14	—
Net changes in non-cash working capital	(517)	(39)	(754)	(75)

Cash provided by (used in) operating activities	38	198	(76)	267

Investing
Acquisitions, net of cash acquired	—	—	—	(15)
Capital expenditures	(110)	(56)	(186)	(104)
Proceeds from disposal of investments	—	—	25	—
Purchase of marketable securities	—	—	—	(65)
Proceeds from disposal of marketable securities	—	—	117	—
Other	(9)	(52)	(15)	(66)

Cash used in investing activities	(119)	(108)	(59)	(250)

Financing
Bank indebtedness	(5)	62	28	(131)
Long-term debt issued	—	12	—	12
Repayment of long-term debt	(7)	—	(8)	—
Dividends paid	—	—	(9)	(9)
Shares issued, net of issuance costs	—	—	2	1

Cash (used in) provided by financing activities	(12)	74	13	(127)

Effect of exchange rate changes on cash	(9)	1	(6)	4

(Decrease) increase in cash and cash equivalents	(102)	165	(128)	(106)
Cash and cash equivalents — beginning of period	907	86	933	374
Deconsolidation of Egypt subsidiary	—	—	—	(17)

Cash and cash equivalents — end of period	805	251	805	251

See accompanying notes.

AGRIUM INC.
Consolidated Balance Sheets
(Millions of U.S. dollars)
(Unaudited)

	As at		As at
	June 30,		December 31,
	2010	2009	2009

ASSETS
Current assets
Cash and cash equivalents	805	251	933
Accounts receivable	2,475	2,230	1,324
Inventories (note 5)	1,789	2,318	2,137
Prepaid expenses and deposits	85	322	612
Marketable securities	4	108	114

	5,158	5,229	5,120
Property, plant and equipment	1,835	1,584	1,782
Intangibles	596	640	617
Goodwill	1,803	1,797	1,801
Investment in equity investees (note 6)	349	351	370
Other assets	54	87	95

	9,795	9,688	9,785

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank indebtedness (note 7)	119	349	106
Accounts payable and accrued liabilities	2,080	2,328	2,475
Current portion of long-term debt (note 7)	125	—	—

	2,324	2,677	2,581
Long-term debt (note 7)	1,567	1,637	1,699
Other liabilities	351	339	381
Future income tax liabilities	516	549	521
Non-controlling interests	10	13	11

	4,768	5,215	5,193
Shareholders’ equity	5,027	4,473	4,592

	9,795	9,688	9,785

See accompanying notes.

AGRIUM INC.
Consolidated Statements of Comprehensive Income and Shareholders’ Equity
(Millions of U.S. dollars, except share data)
(Unaudited)

	Millions				Accumulated
	of				other	Total
	common	Share	Contributed	Retained	comprehensive	shareholders’
	shares	capital	surplus	earnings	income(note 8)	equity
December 31, 2009	157	1,969	8	2,662	(47)	4,592

Net earnings				499		499
Available for sale financial instruments (a)					(29)	(29)
Foreign currency translation					(29)	(29)

Comprehensive income						441

Dividends				(9)		(9)
Stock options exercised		3				3

June 30, 2010	157	1,972	8	3,152	(105)	5,027

December 31, 2008	157	1,961	8	2,313	(172)	4,110

Net earnings				310		310
Cash flow hedges (b)					(2)	(2)
Available for sale financial instruments (c)					16	16
Foreign currency translation					46	46

Comprehensive income						370

Dividends				(9)		(9)
Stock options exercised		2				2

June 30, 2009	157	1,963	8	2,614	(112)	4,473

(a)	Net of tax of $18-million.

(b)	Net of tax of $1-million.

(c)	Net of tax of $11-million.
See accompanying notes.

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the six months ended June 30, 2010
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
1.     SIGNIFICANT ACCOUNTING POLICIES
The Company’s accounting policies are in accordance with accounting principles generally accepted in Canada and are consistent with those outlined in the annual audited financial statements except where stated below. These interim consolidated financial statements do not include all disclosures normally provided in annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2009. In management’s opinion, the interim consolidated financial statements include all adjustments necessary to present fairly such information. The Company has evaluated events subsequent to the date the consolidated financial statements were issued.
The agricultural products business is seasonal in nature. Sales are concentrated in the spring and fall planting seasons, while produced inventories are accumulated ahead of the application season. Cash collections generally occur after the planting seasons in North and South America.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
2.     BUSINESS ACQUISITION
CF Industries Holdings, Inc.
On March 11, 2010, the Company announced that it would no longer pursue an acquisition of CF Industries Holdings, Inc. (“CF”) and allowed its offer for CF to expire on March 22, 2010. Acquisition costs of $45-million, previously recorded in prepaid expenses and deposits, were expensed on expiry of the offer. In March 2010, the Company sold its investment in CF, consisting of 1.2 million common shares, and recorded a pre-tax gain in other expenses of $52-million. Unrealized gains on the shares had previously been recorded in other comprehensive income.
3.     OTHER (INCOME) EXPENSES

	Three months ended		Six months ended
	June 30,		June 30,
	2010	2009	2010	2009
Stock-based compensation	(57)	4	(24)	14
Realized loss on derivative financial instruments	21	35	28	76
Unrealized (gain) loss on derivative financial instruments	(29)	(50)	32	(22)
Acquisition costs	—	—	45	—
Gain on disposal of marketable securities	—	—	(52)	—
Environmental remediation and accretion of asset retirement obligations	4	(5)	2	1
Interest income	(13)	(17)	(21)	(29)
Foreign exchange (gain) loss	(10)	5	(6)	11
Bad debt expense	18	14	24	19
Other	(6)	(1)	(4)	(6)

	(72)	(15)	24	64

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the six months ended June 30, 2010
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
4.     EARNINGS PER SHARE

	Three months ended		Six months ended
	June 30,		June 30,
	2010	2009	2010	2009
Numerator
Net earnings	506	370	499	310

Denominator
Weighted-average number of shares outstanding for basic earnings per share	157	157	157	157
Dilutive instruments — stock options (a)	1	—	1	—

Weighted-average number of shares outstanding for diluted earnings per share	158	157	158	157

Basic earnings per share	3.21	2.36	3.17	1.98
Diluted earnings per share	3.20	2.35	3.16	1.97

(a)	For diluted earnings per share, conversion or exercise is assumed only if the effect is dilutive to basic earnings per share.
5.     INVENTORIES

	As at		As at
	June 30,		December 31,
	2010	2009	2009
Raw materials	256	260	231
Finished goods	244	320	338
Product for resale	1,289	1,738	1,568

	1,789	2,318	2,137

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the six months ended June 30, 2010
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
6.     INVESTMENT IN EQUITY INVESTEES

	As at
	June 30,			As at December 31,
	Interest	2010	2009	2009
Misr Fertilizers Production Company S.A.E. (“MOPCO”) a private company operating in Egypt	26.0%	262	264	270
Hanfeng Evergreen Inc. (“Hanfeng”), 11.9 million common shares	19.5%	84	83	87
Other		3	4	13

		349	351	370

	Three months ended		Six months ended
	June 30,		June 30,
Earnings from equity investees	2010	2009	2010	2009
MOPCO	2	10	6	14
Hanfeng	—	1	1	3
Other	—	—	4	—

	2	11	11	17

	As at		As at
	June 30,		December 31,
Cumulative undistributed earnings	2010	2009	2009
MOPCO	12	14	20
Hanfeng	10	7	9
Other	6	—	2

	28	21	31

	As at		As at
Assets, liabilities and results of	June 30,		December 31,
operations of the above equity investees	2010	2009	2009
Net sales	119	213	437
Net earnings	40	72	105

Assets	1,673	930	1,364
Liabilities	686	266	382
Shareholders’ equity	987	664	982

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the six months ended June 30, 2010
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
7.     DEBT

	As at			As at
	June 30,			December 31,
	2010			2009
	Total	Unutilized	Utilized	Utilized
Bank indebtedness
North American revolving credit facilities expiring 2012 (a)	775	775	—	—
European credit facilities expiring 2010 to 2012 (b)	180	101	79	74
South American credit facilities expiring 2010 to 2012	139	99	40	32

	1,094	975	119	106

Current portion of long-term debt
8.25% debentures due February 15, 2011			125	—

Long-term debt
Unsecured
Floating rate bank loans due May 5, 2013			460	460
Floating rate bank loans due 2011 to 2012			19	26
6.75% debentures due January 15, 2019			500	500
7.125% debentures due May 23, 2036			300	300
7.7% debentures due February 1, 2017			100	100
7.8% debentures due February 1, 2027			125	125
8.25% debentures due February 15, 2011			—	125
Secured
Other			73	73

			1,577	1,709
Unamortized transaction costs			(10)	(10)

			1,567	1,699

(a)	Outstanding letters of credit issued under the Company’s revolving credit facilities at June 30, 2010 were $73-million, reducing credit available under the facilities to $702-million.

(b)	The facilities bear interest at various base rates plus a fixed or variable margin. Of the total, $4-million is secured (December 31, 2009 — $137-million). Security pledged for the utilized balance includes inventory, accounts receivable and other items with a total carrying value of $4-million (December 31, 2009 — $87-million). The utilized balance includes Euro-denominated debt of $22-million (December 31, 2009 — $31-million).
The Company has a revolving purchase and sale-agreement to sell, with limited recourse, accounts receivable to a maximum of $200-million (December 31, 2009 — $200-million). The cumulative proceeds from securitization are nil (June 30, 2009 — $200-million).

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the six months ended June 30, 2010
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
8.     ACCUMULATED OTHER COMPREHENSIVE INCOME

	As at		As at
	June 30,		December 31,
	2010	2009	2009
Cash flow hedges, net of tax	2	4	2
Available for sale financial instruments, net of tax	—	16	29
Foreign currency translation	(107)	(132)	(78)

	(105)	(112)	(47)

9.     EMPLOYEE FUTURE BENEFITS

	Three months ended		Six months ended
	June 30,		June 30,
	2010	2009	2010	2009
Defined benefit pension plans
Service cost	1	1	2	2
Interest cost	3	3	6	5
Expected return on plan assets	(3)	(2)	(6)	(4)
Net amortization and deferral	1	1	2	2

Net expense	2	3	4	5

Post-retirement benefit plans
Service cost	1	1	1	2
Interest cost	1	1	2	2

Net expense	2	2	3	4

Defined contribution pension plans	7	7	15	16

Total expense	11	12	22	25

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the six months ended June 30, 2010
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
10.     FINANCIAL INSTRUMENTS
Risk management
In the normal course of business, the Company’s financial position, results of operations and cash flows are exposed to various risks. On an annual basis, the Board approves a strategic plan that takes into account the opportunities and major risks of the Company’s business and mitigation factors to reduce these risks. The Board also reviews risk management policies and procedures on an annual basis and sets upper limits on the transactional exposure to be managed and the time periods over which exposures may be managed. The Company manages risk in accordance with its Exposure Management Policy. The objective of the policy is to reduce volatility in cash flow.
Sensitivity analysis to risk is provided where the effect on net earnings or shareholders’ equity could be material. Sensitivity analysis is performed by relating the reasonably possible changes in the risk variable at June 30, 2010 to financial instruments outstanding on that date while assuming all other variables remain constant.
Market risk
(a)	Currency risk
U.S. dollar denominated transactions in our Canadian operations generate foreign exchange gains and losses on outstanding balances which are recognized in net earnings. The net U.S. dollar denominated balance in Canadian operations is $305-million. A $10-million impact on net earnings requires a strengthening or weakening of $0.05 in the U.S. dollar against the Canadian dollar.

	Canadian
Balances in non-U.S. dollar subsidiaries (in U.S. dollar equivalent)	dollars	Euro
Cash and cash equivalents	333	11
Accounts receivable	200	66
Bank indebtedness	—	(79)
Accounts payable and accrued liabilities	(321)	(30)

	212	(32)

A foreign currency translation adjustment is recognized in other comprehensive income upon translation of our Canadian and European operations to U.S. dollars. A $10-million increase in comprehensive income requires a strengthening of $0.05 of the Canadian dollar or a weakening of $0.38 of the Euro against the U.S. dollar. A $10-million decrease in comprehensive income requires a weakening of $0.05 of the Canadian dollar or a strengthening of $0.20 of the Euro against the U.S. dollar.
(b)	Commodity price risk
For natural gas derivative financial instruments outstanding at June 30, 2010, a $10-million increase in net earnings requires an increase of $3.70 per MMBtu. During the quarter, the Company entered into natural gas derivative financial instruments to offset the exposure on the majority of its outstanding natural gas derivative financial instruments.

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the six months ended June 30, 2010
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
(c)	Interest rate risk
The Company’s cash and cash equivalents include highly liquid investments with a term of three months or less that earn interest at market rates. The Company manages its interest rate risk on these investments by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Fluctuations in market rates of interest on cash and cash equivalents do not have a significant impact on the Company’s results of operations due to the short term to maturity of the investments.
Credit risk
There were no significant uncollectible trade receivable balances at June 30, 2010.

			Twelve months
	Six months ended		ended
	June 30,		December 31,
Allowance for doubtful accounts	2010	2009	2009
Balance, beginning of period	46	36	36
Additions	35	23	47
Write-offs	(29)	(17)	(37)

Balance, end of period	52	42	46

Balance as a percent of trade accounts receivable (%)	3	2	4

The Company may be exposed to certain losses in the event that counterparties to short-term investments and derivative financial instruments are unable to meet their contractual obligations. The Company manages this counterparty credit risk with policies requiring that counterparties to short-term investments and derivative financial instruments have an investment grade or higher credit rating and policies that limit the investing of excess funds to liquid instruments with a maximum term of one year and limit the maximum exposure to any one counterparty. The Company also enters into master netting agreements that mitigate its exposure to counterparty credit risk. At June 30, 2010, all counterparties to derivative financial instruments have maintained an investment grade or higher credit rating and there is no indication that any counterparty will be unable to meet their obligations under derivative contracts.

	As at		As at
Maximum credit exposure based on derivative financial	June 30,		December 31,
instruments in an asset position	2010	2009	2009
Foreign exchange contracts	1	—	1
Natural gas, power and nutrient contracts	4	13	8

	5	13	9

Liquidity risk
The Company’s accounts payable and accrued liabilities generally have contractual maturities of six months or less.

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the six months ended June 30, 2010
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
Classification and fair values of financial instruments

Financial instrument	Classification	Carrying value
Cash and cash equivalents	Held for trading	Fair value
Accounts receivable (a)	Loans and receivables	Amortized cost
Accounts receivable — derivative financial instruments (b)	Held for trading	Fair value
Marketable securities	Available for sale or held for trading	Fair value
Other assets	Loans and receivables	Amortized cost
Other assets — derivative financial instruments (b)	Held for trading	Fair value
Bank indebtedness (a)	Other liabilities	Amortized cost
Accounts payable and accrued liabilities (a)	Other liabilities	Amortized cost
Accounts payable and accrued liabilities — derivative financial instruments (b)	Held for trading	Fair value
Long-term debt (c)	Other liabilities	Amortized cost
Other liabilities	Other liabilities	Amortized cost
Other liabilities — derivative financial instruments (b)	Held for trading	Fair value

(a)	Carrying value approximates fair value due to the short-term nature of the instruments.

(b)	Fair value is recorded at the estimated amount the Company would receive or pay to terminate the contracts.

(c)	Fair value of floating-rate loans approximates carrying value.

	As at		As at
Long-term debt including current portion	June 30,		December 31,
	2010	2009	2009
Fair value of long-term debt (level 2)	1,899	1,630	1,805
Carrying value of long-term debt (amortized cost)	1,702	1,648	1,709
Weighted-average effective interest rate on long-term debt (%)	6	6	6

Fair value of financial instruments	As at June 30, 2010
	Level 1	Level 2	Netting	Total
Cash and cash equivalents	805	—	—	805
Accounts receivable
Foreign exchange derivative financial instruments	—	1	—	1
Gas, power and nutrient derivative financial instruments	41	4	(43)	2
Marketable securities
Other (held for trading)	4	—	—	4
Other assets
Gas, power and nutrient derivative financial instruments	23	4	(25)	2
Bank indebtedness	119	—	—	119
Accounts payable and accrued liabilities
Foreign exchange derivative financial instruments	—	(2)	—	(2)
Gas, power and nutrient derivative financial instruments	(67)	(2)	43	(26)
Other liabilities
Gas, power and nutrient derivative financial instruments	(62)	(3)	25	(40)

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the six months ended June 30, 2010
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

Fair value of financial instruments	As at June 30, 2009
	Level 1	Level 2	Netting	Total
Cash and cash equivalents	251	—	—	251
Accounts receivable
Gas, power and nutrient derivative financial instruments	26	11	(34)	3
Marketable securities
Investment in CF (available for sale)	92	—	—	92
Other (held for trading)	16	—	—	16
Other assets
Gas, power and nutrient derivative financial instruments	38	2	(30)	10
Other (available for sale)	31	—	—	31
Bank indebtedness	349	—	—	349
Accounts payable and accrued liabilities
Foreign exchange derivative financial instruments	—	(3)	—	(3)
Gas, power and nutrient derivative financial instruments	(71)	(9)	34	(46)
Other liabilities
Gas, power and nutrient derivative financial instruments	(40)	(2)	30	(12)

Fair value of financial instruments	As at December 31, 2009
	Level 1	Level 2	Netting	Total
Cash and cash equivalents	933	—	—	933
Accounts receivable
Foreign exchange derivative financial instruments	—	1	—	1
Gas, power and nutrient derivative financial instruments	35	6	(36)	5
Marketable securities
Investment in CF (available for sale)	113	—	—	113
Other (held for trading)	1	—	—	1
Other assets
Gas, power and nutrient derivative financial instruments	26	3	(26)	3
Other (available for sale)	25	—	—	25
Bank indebtedness	106	—	—	106
Accounts payable and accrued liabilities
Gas, power and nutrient derivative financial instruments	(44)	(6)	36	(14)
Other liabilities
Gas, power and nutrient derivative financial instruments	(47)	(4)	26	(25)

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the six months ended June 30, 2010
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
11.     CAPITAL MANAGEMENT
The Company’s primary objectives when managing capital are to provide for: (a) an appropriate rate of return to shareholders in relation to the risks underlying the Company’s assets; and, (b) a prudent capital structure for raising capital at a reasonable cost for the funding of ongoing operations, capital expenditures, and new growth initiatives.
The ratios outlined in the table below are monitored by the Company in managing its capital.

	As at		As at
	June 30,		December 31,
	2010	2009	2009
Net debt to net debt plus equity (%) (a)	17	28	16
Interest coverage (multiple) (b)	10.5	12.4	7.5

(a)	Net debt includes bank indebtedness and long-term debt, net of cash and cash equivalents. Equity consists of shareholders’ equity.

(b)	Interest coverage is the last twelve months net earnings before interest expense, income taxes, depreciation, amortization and asset impairment divided by interest, which includes interest on long-term debt plus other interest.

(c)	The measures of debt and net earnings described above are non-GAAP financial measures which do not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other issuers.

(d)	The Company’s strategy for managing capital is unchanged from December 31, 2009.
The Company’s revolving credit facilities require that the Company maintain specific interest coverage and debt to capital ratios as well as other non-financial covenants as defined in the debt agreements. The Company was in compliance with all covenants at June 30, 2010.

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the six months ended June 30, 2010
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
12.     SEGMENTATION

	Three months ended		Six months ended
	June 30,		June 30,
	2010	2009	2010	2009
Consolidated net sales
Retail
Crop nutrients	1,392	1,309	1,763	1,746
Crop protection products	1,238	1,210	1,700	1,636
Seed	588	530	779	678
Services and other	122	99	158	139

	3,340	3,148	4,400	4,199

Wholesale
Nitrogen	444	464	683	693
Potash	188	47	369	89
Phosphate	124	118	239	231
Product purchased for resale	216	240	421	506
Other	70	81	119	126

	1,042	950	1,831	1,645

Advanced Technologies	138	82	201	149
Other (a)	(153)	(90)	(267)	(150)

	4,367	4,090	6,165	5,843

Consolidated inter-segment sales
Retail	4	1	9	2
Wholesale	134	78	233	120
Advanced Technologies	15	11	25	28

	153	90	267	150

Consolidated net earnings
Retail	360	283	288	189
Wholesale	285	215	425	272
Advanced Technologies	15	8	14	9
Other (a)	72	37	(16)	17

Earnings before interest and income taxes (b)	732	543	711	487
Interest on long-term debt	22	21	45	46
Other interest	4	6	8	12

Earnings before income taxes (b)	706	516	658	429
Income taxes	200	146	159	119

	506	370	499	310

(a)	The Other segment is a non-operating segment for inter-segment eliminations and corporate functions. Net sales between segments are accounted for at prices that approximate fair market value.

(b)	Net of non-controlling interests.